EXHIBIT 12.1

BEA Systems, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Years Ended January 31,
	2005	2004	2003 (2)	2002 (2)	2001
Income (loss) before income taxes	$131,056	$169,534	$119,823	$(4,268)	$47,462

Add fixed charges	42,380	46,493	54,572	50,212	35,426

Earnings (as defined)	$173,436	$216,027	$174,395	$45,944	$82,888

Fixed charges:
Interest expense (1)	$28,867	$30,195	$33,257	$30,232	$22,674

Portion of rent expense representative of interest	10,660	12,730	17,134	17,820	10,321
Amortization of debt premium and issuance costs	2,853	3,568	4,181	2,160	2,431

Total fixed charges	$42,380	$46,493	$54,572	$50,212	$35,426

Ratio of earnings to fixed charges	4.09	4.65	3.20	*	2.34

*	Earnings (as defined) were insufficient to cover fixed charges by $4,268 for the fiscal year ended January 31, 2002.

(1)	Excludes debt conversion premium of $236 and $8,054 in fiscal 2001 and 2000, respectively, which is included in amortization of debt premium and issuance costs.

(2)	Revised to include land lease interest as interest expense rather than operating rent